Exhibit 99.1

Organigram Conditionally Approved to Graduate to the TSX

MONCTON, New Brunswick--(BUSINESS WIRE)--August 8, 2019--Organigram Holdings Inc. (NASDAQ: OGI) (TSX VENTURE: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce it has received conditional approval from the Toronto Stock Exchange (“TSX”) to graduate from the TSX Venture Exchange (“TSXV”) and list its common shares on the TSX under the symbol “OGI.”

“Graduating to the TSX is a significant milestone for us as a corporation,” says Greg Engel, CEO, Organigram. “Our stakeholders have an eye on this marketplace and this graduation will broaden our reach within the investment community and encourage new investors to learn more about our business, our growth plans and corporate objectives.”

Final approval of the listing is subject to the Company fulfilling certain customary conditions required by the TSX. The Company will issue a statement once the TSX confirms the date on which trading on the TSX will commence. Upon completion of the final listing requirements, Organigram’s common shares will be delisted from the TSXV and commence trading on the TSX under the symbol “OGI”.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include results of testing, unforeseen delays in steps related to product testing and development; including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

Contacts

For Organigram Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057
For Organigram Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653